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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2017
15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 7, 2016 AND ENDING March 31, 2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMBIT AMERICA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 Lexington Avenue, Suite 803
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fulvio (212) 490-3113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2017
15
REGISTRATIONS BRANCH

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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ambit America Inc., as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial Operations Principal

Title

ALLISON POON
Notary Public, State of New York
No. 01PO6301036
Qualified in New York County
Commission Expires April 14, 2018



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMBIT AMERICA INC.
MARCH 31, 2017
TABLE OF CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Ambit America Inc.
New York, New York

We have audited the accompanying statement of financial condition of Ambit America Inc. as of March 31, 2017. This statement of financial condition is the responsibility of Ambit America Inc.'s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ambit America Inc. as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
May 26, 2017

AMBIT AMERICA INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

Assets		
Cash and Cash Equivalents	$	646,812
Receivable from Clients		97,213
Receivable from Affiliate		366,650
Property and Equipment (net of accumulated depreciation of $2,797)		32,116
Other Assets		64,960
Total Assets	$	1,207,751
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Expenses	$	125,940
Deferred Tax Liability		38,328
Total Liabilities		164,268
Stockholder's Equity		
Common stock - $100 par value, authorized 20,000 shares, issued and outstanding 9,500 shares		950,000
Retained Earnings		93,483
Total Stockholder's Equity		1,043,483
Total Liabilities and Stockholder's Equity	$	1,207,751

The accompanying notes are an integral part of this financial statement.

1. Organization and nature of business

Ambit America Inc. (the "Company"), a wholly owned subsidiary of Ambit Private Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved to commence broker-dealer operations on April 7, 2016. The Company's operations consist primarily of chaperoning trades executed on the Indian exchanges by its India affiliate, Ambit Capital Private Limited (the "Affiliate") under Rule 15a-6 of the Securities Exchange Act. The Company also distributes research reports under the same Rule.

The Company operates and conducts its business from its office in New York City.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The functional currency of the Company is the US Dollar.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At March 31, 2017, the Company did not have any cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over estimated useful lives for office equipment over two to five years, computers over three to six years, and furniture over ten years.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more- likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2014. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

3. Related-party transactions

During the year ended March 31, 2017, the Company entered into a chaperone and institutional brokerage agreement with the Affiliate to provide chaperoning services under Rule 15a-6 of the Securities Exchange Act of 1934. As of March 31, 2017, the amount due from the Affiliate for management service fees was $366,650.

The Company and its Parent entered into an expense sharing agreement which provides business support to the Company for services such as IT, human resources, legal, finance and accounting. As consideration for these services, the Company is charged a monthly fee by its Parent.

4. Income taxes

The Company files its income taxes using the cash basis of accounting. The Company has a combined deferred federal, state, and local deferred income tax liability of $38,328 at March 31, 2017 related to temporary differences. The Company had net operating loss carry forwards of approximately $8,962 and $22,603 for federal and state income tax purposes, respectively, which begin to expire in 2035.

The temporary timing differences which create the deferred tax liability at March 31, 2017 are comprised of the following:

Temporary Difference Category	Deferred Liability (Asset)	
Receivable from Clients	$	36,049
Receivable from Affiliate		130,992
Other Assets		8,874
Bonus Depreciation-Fixed Assets		(5,872)
Accrued Expenses		(43,521)
Net Operating Loss		(88,194)
Total deferred tax liability at March 31, 2017	$	38,328

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months of operation. At March 31, 2017, the Company had net capital of $482,544, which exceeded the minimum requirement of $250,000 by $232,544. At March 31, 2017 the Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

7. Commitments and contingencies

Office space

The Company leases its New York City office facility under an operating lease which expires in March 2022. Aggregate future minimum annual rental payments for the years subsequent to March 31, 2017, are approximately as follows:

Year Ended March 31:		
2018	$	70,750
2019		73,049
2020		75,423
2021		77,875
2022		80,406
Total	$	377,503

The Company's lease provides for a period of free rent. Pursuant to Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 840, Accounting for Leases, the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term, which results in a deferred rent liability. Total security deposits paid amounted to $23,583 for the current year.

7. Commitments and contingencies (continued)

Contingencies

As a registered broker dealer, the Company is subject to regulatory examinations in the ordinary course of business. FINRA is currently conducting an examination of the Company. However, as of May 26, 2017, the Company has not received any written communication from FINRA regarding the results of their examination, which is still in process and therefore no determination can be made as to the examination's outcome or findings.

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates, if any. The Company may also indemnify some clients against potential losses incurred in the event that specified third-party service providers, including brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. Off-balance-sheet risk and concentrations of credit risk

From time to time, the Company maintains its cash in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. The cash balances in excess of the FDIC limit were $396,812 as of March 31, 2017.

9. Retirement Plans

The Company maintains a 401(k) retirement plan (the "Plan") for the benefit of its eligible employees who can voluntarily participate. All employees are eligible to join the Plan upon the one year anniversary of their date of hire and attaining the age of 21. Employees make contributions to the Plan in amounts based upon limits established by Sections 402(g) and 414(v) of the Internal Revenue Code. The Company contributes to the Plan by means of a 100% matching contribution up to 6% of the employee elective deferral.

10. Subsequent events

Events have been evaluated through the date that this financial statement was available to be issued and no further information is required to be disclosed.